UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Elong Power Holding Limited (the “Company”) is furnishing this Amendment No. 1 to amend its Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on August 27, 2026 (the “Original Form 6-K”) to correct the voting results of the extraordinary general meeting of the shareholders of the Company held on August 27, 2026, at 10:00 a.m., Beijing Time (August 26, 2026, at 10:00 p.m. Eastern Time), as reported in the Original Form 6-K. Other than as expressly set forth herein, no part of the Original Form 6-K is being amended.

Proposal One: Ratification of the Share Consolidation

	For	Against	Abstain
Proposal 1: By an ordinary resolution to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of forty-five (45)-for-one (1), such that every forty-five (45) class A ordinary shares of a par value of US$0.0128 each be consolidated into one (1) class A ordinary share of a par value of US$0.576 of the Company and every forty-five (45) class B ordinary shares of a par value of US$0.0128 each be consolidated into one (1) class B ordinary share of a par value of US$0.576 of the Company taking effect on August 10, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 class A ordinary shares of a par value of US$0.0128 each and 3,750,000,000 class B ordinary shares of a par value of US$0.0128 each to US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each and 83,333,333 class B ordinary shares of a par value of US$0.576 each, which was previously adopted by a unanimous written resolution of the board of directors (“Board”) passed on July 31, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on January 6, 2026.	22,976,512.22	232,122.19	56.31

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Proposal Two: Adoption of Sixth Amended and Restated M&A

	For	Against	Abstain
Proposal 2: By a special resolution, subject to approval by the shareholders of Proposal One, to ratify the adoption of the Sixth Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidation taking effect on August 10, 2026, in the form attached to the proxy statement as Exhibit A, which was previously adopted by a unanimous written resolution of the Board passed on July 31, 2026 as authorized by a special resolution passed at the previous extraordinary general meeting held on January 6, 2026	22,975,887.78	232,660.74	42.21

Proposal Three: M&A Notice Amendment

	For	Against	Abstain
Proposal 3: By a special resolution, to approve the amendment of Article 146(a) of the existing sixth amended and restated memorandum and articles of association (the “Current M&A”) of the Company with immediate effect to reflect the following amendment:

(a) Article 146(a) of the Current M&A be amended by deleting the words “post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted” in the Article and replacing them with “post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted”.

so that, with effect from the date of the EGM, notice of any general meeting or other notice or document served by post shall be deemed served three (3) calendar days after posting rather than five (5) calendar days after posting	22,973,599.35	203,914.56	31,176.61

Proposal Four: Share Capital Change

	For	Against	Abstain
Proposal 4: By an ordinary resolution, subject to approval by the shareholders of Proposals One and Two, to approve a change of the Company’s authorized share capital from US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each (each, a “Class A Ordinary Share”) and 83,333,333 class B ordinary shares of a par value of US$0.576 each (each, a “Class B Ordinary Share”), to US$288,000,000,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.576 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.576 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.576 each	22,964,074.45	213,167.46	31,448.71

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Proposal Five: Share Capital Reduction and Reorganization

		For	Against	Abstain
Proposal 5: By a special resolution, subject to the Share Capital Change being effected and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that:

Share Capital Reduction

a. the par value of each issued and outstanding class A ordinary share of US$0.576 par value each and class B ordinary share of US$0.576 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.5759999 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of US$0.576 par value each and Class B Ordinary Shares of US$0.576 par value each (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0000001;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i.	each authorized but unissued class A ordinary share of US$0.576 par value each be subdivided into 5,760,000 Class A Ordinary Shares of US$0.0000001 par value each; and

ii.	each authorized but unissued class B ordinary share of US$0.576 par value each be subdivided into 5,760,000 Class B Ordinary Shares of US$0.0000001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e. immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of US$0.0000001 par value each and unissued Class B Ordinary Shares of US$0.0000001 par value each that will result in the Company having authorized share capital of US$50,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.0000001 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f. immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$50,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.0000001 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.		22,966,516.39	211,106.72	31,067.61

Proposal Six: Adoption of the Seventh Amended and Restated M&A

	For	Against	Abstain
Proposal 6: By a special resolution, subject to and with effect immediately following the Share Capital Change, the M&A Notice Amendment, and the Share Capital Reduction and Reorganization being effected, to adopt the Seventh Amended and Restated Memorandum and Articles of Association, in the form attached to the proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Change, the M&A Notice Amendment, and the Share Capital Reduction and Reorganization	22,965,620.96	212,812.35	30,257.41

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Proposal Seven: Further Share Consolidation

		For	Against	Abstain
Proposal 7: By an ordinary resolution, to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below:

a.

at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000001 each, and (ii) every 10 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000001 (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 50,000,000,000 shares comprising (i) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, and (ii) 10,000,000,000 Class B Ordinary Shares of a par value of US$0.000001 each;

b.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000002 each, and (ii) every 20 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000002 (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 25,000,000,000 shares comprising (i) 20,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each;

c.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000005 each, and (ii) every 50 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000005 (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 10,000,000,000 shares comprising (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.000005 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a par value of US$0.000005 each;

d.

at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000008 each, and (ii) every 80 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000008 (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each. TO: US$50,000 divided into 6,250,000,000 shares comprising (i) 5,000,000,000 Class A Ordinary Shares of a par value of US$0.000008 each, and (ii) 1,250,000,000 Class B Ordinary Shares of a par value of US$0.000008 each.		22,959,857.18	241,757.46	7,075.99

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Proposal Eight: Adoption of New M&A upon the Further Share Consolidation

	For	Against	Abstain
Proposal 8: By a special resolution, subject to approval by the shareholders of Proposal Seven, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation.	22,966,995.35	241,658.86	36.61

Proposal Nine: General Authorization

	For	Against	Abstain
Proposal 9: By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Sixth Amended and Restated M&A, the Share Capital Change, the M&A Notice Amendment, the Share Capital Reduction and Reorganization, the Adoption of the Seventh Amended and Restated M&A, the Further Share Consolidation, and the Adoption of New M&A upon the Further Share Consolidation and other proposals under the foregoing resolutions and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c).	22,972,691.79	205,617.35	30,381.59

Proposal Ten: Adjournment

	For	Against	Abstain
Proposal 10: By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Nine.	22,973,584.20	408,758.02	61,454.82

Except as described herein, the Original Form 6-K remains unchanged.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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